Exhibit 99.1
Delek US Confirms Receipt of Letter from CVR Energy
BRENTWOOD, Tenn., January 14, 2021 -- Delek US Holdings, Inc. (NYSE: DK) (“Delek US” or the “Company”) today issued the following statement in response to the letter received from and disclosed by CVR Energy, Inc. (“CVR”), a majority owned subsidiary of Icahn Enterprises L.P.:
Delek US welcomes dialogue with its shareholders and constructive input related to enhancing shareholder value. The Company’s Board of Directors and management team are committed to acting in the best interest of all shareholders, and regularly evaluate all available options to create and deliver value.
Under the leadership of an engaged and experienced Board and management team, Delek US has built a broad portfolio of integrated assets in strategically important geographies, providing substantial value for its customers and partners. We have run at refinery utilization rates above industry average throughout 2020, driven by our positioning in attractive niche markets. Contributions from recent midstream investments are expected to gain momentum into 2021 and 2022.

In addition to strong operational performance, Delek US has a long history of returning cash to shareholders through dividends and share repurchases, amounting to ~$265 million or 10% of market capitalization in 2019, a higher percentage than any of our peers. Since 2017, we repurchased more than $570 million of shares and paid out $280 million in dividends.
As Delek US has navigated the COVID-19 crisis and challenging macro environment, the Company has focused on ensuring the health and safety of its workforce and maintaining financial flexibility. The Company took proactive measures by reducing planned capital expenditures and has reduced 2021 planned capital expenditures by approximately 40% versus 2020 levels. We provided guidance reflecting a reduction in our 2020 cost structure relative to 2019 of more than $150 million, with a further $80 million decrease budgeted in 2021. These collective actions have lowered our cash flow breakeven profile without impairing our EBITDA outlook. We also contributed assets to Delek Logistics, divested non-core assets with high operating expenses (Bakersfield Refinery), upsized a term loan by $200 million and eliminated Delek Logistics’ IDRs. While Delek US’s immediate focus is navigating current market volatility, the Company will continue to execute a long-term strategic plan of providing significant value to shareholders through disciplined capital allocation practices.
The Delek US Board comprises seven highly qualified directors, six of whom are independent and all of whom are established industry leaders with deep expertise and experience that align with the Company's long-term strategy.
The Delek US Board has been regularly refreshed with independent and diverse directors, two of whom joined the Board in the last two years. Notwithstanding this recent and ongoing refreshment, Delek US remains committed to maintaining a diverse Board with additive perspectives to provide independent oversight and enhance value for all shareholders. The Nominating and Corporate Governance Committee of our Board will evaluate any nominees from CVR if and when they are received and make a recommendation in due course. Delek US shareholders are not required to take action at this time.
Delek US encourages input and engagement from all investors, and looks forward to an ongoing dialogue with all shareholders, including CVR, as the Company continues to execute value creation strategies.

About Delek US Holdings, Inc.
Delek US Holdings, Inc. is a diversified downstream energy company with assets in petroleum refining, logistics, asphalt, renewable fuels and convenience store retailing. The refining assets consist of refineries operated in Tyler and Big Spring, Texas, El Dorado, Arkansas and Krotz Springs, Louisiana with a combined nameplate crude throughput capacity of 302,000 barrels per day.
The logistics operations consist of Delek Logistics. Delek US and its affiliates also own the general partner and an approximate 80 percent limited partner interest in Delek Logistics. Delek Logistics is a growth-oriented master limited partnership focused on owning and operating midstream energy infrastructure assets.
The convenience store retail business operates approximately 253 convenience stores in central and west Texas and New Mexico.
Investor Relations Contact:
Blake Fernandez, Senior Vice President of Investor Relations and Market Intelligence, 615-224-1312
Public Relations Contacts:
Michael Freitag / Tim Lynch / Andrew Squire - Joele Frank, Wilkinson Brimmer Katcher, 212-355-4449
Forward-Looking Statements
This release and other written or oral statements made from time to time by Delek US may contain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “will”, “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. Such factors include but are not limited to those factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and
Results of Operations” section and other sections of our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020, June 30, 2020, September 30, 2020 and our 2019 Annual Report on Form 10-K, as well as our Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”). Delek US assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.
Additional Information
Delek US, its directors and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from the company’s shareholders in connection with the matters to be considered at the Company’s 2021 Annual Meeting. Delek US intends to file a proxy statement and proxy card with the SEC in connection with any such solicitation of proxies from the Company’s shareholders. DELEK US SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION.
Information regarding the ownership of the Company’s stock and other securities by the Company’s directors and executive officers is included in SEC filings on Forms 3, 4, and 5, which can be found through the Company’s website (www.delekus.com) in the section “Investors” or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s other SEC filings, including the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. More detailed and updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with the Company’s 2021 Annual Meeting. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Delek US with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge on the Company’s website at www.delekus.com.